

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 1, 2022

Christopher S. Bradshaw
President and Chief Executive Officer
Bristow Group Inc.
3151 Briarpark Drive
Suite 700
Houston, TX 77042

      Re: Bristow Group Inc.
          Registration Statement on Form S-3
          Filed October 25, 2022
          File No. 333-267994

Dear Christopher S. Bradshaw:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Arthur Tornabene-Zalas at (202) 551-3162 or Kevin Dougherty, Staff Attorney, at (202) 551-3271 with any questions.

                       Sincerely,

                       Division of Corporation Finance
                       Office of Energy & Transportation

cc: Atma Kabad, Esq.